================================================================================

                  As filed, via EDGAR, with the Securities and
                     Exchange Commission on March 14, 1997

                                                            File No.: 33-8746

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       [ ] Pre-Effective Amendment No. __

                       [ ] Post-Effective Amendment No. __
                        ----------------------------------
                        (check appropriate box or boxes)

                               -------------------

                              THE TOCQUEVILLE TRUST
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                                  212-698-0800
                         -------------------------------
                        (Area Code and Telephone Number)

                     1675 Broadway, New York, New York 10019
                -------------------------------------------------
               (Address of Principal Executive Office) (Zip Code)

                               -------------------

                          Francois D. Sicart, President
                              The Tocqueville Trust
                                  1675 Broadway
                            New York, New York 10018
                      --------------------------------------
                     (Name and Address of Agent for Service)

                                   Copies to:

                          Susan J. Penry-Williams, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022

                                -----------------

The Registrant proposes that this filing become effective on April 13, 1997 pursuant to Rule 488(a) under the Securities Act of 1933.

The Registrant has registered an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for Registrant's most recent fiscal year ended October 31, 1996 was filed with the Commission on December 26, 1996.

================================================================================

                              THE TOCQUEVILLE TRUST
                    THE TOCQUEVILLE INTERNATIONAL VALUE FUND
                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-14


PART A
 N-14
ITEM NO. ITEM CAPTION                                 PROSPECTUS CAPTION
-------  ------------                                 -------------------

 1.      Beginning of Registration Statement          Cross Reference Sheet;
         and Outside Front Cover Page of              Front Cover Page.
         Prospectus

 2.      Beginning and Outside Back Cover
         Page of Prospectus                           Front Cover Page.

 3.      Fee Table, Synopsis                          Synopsis;  Risk
         Information and Risk Factors                 Factors; Comparison of Fees and
                                                      Expenses.

 4.      Information About the Transaction            Reasons for the Transaction;
                                                      Synopsis; Information about the
                                                      Transaction.

 5.      Information About the Registrant             Synopsis; Comparison of the Funds'
                                                      Investment Objectives and Policies;
                                                      Information about the Funds;
                                                      Additional Information.

 6.      Information About the Company                Synopsis; Comparison of
         Being Acquired                               the Funds' Investment Objectives
                                                      and Policies; Information about the
                                                      Funds; Additional Information.

 7.      Voting Information                           Information Relating to Voting
                                                      Matters.

 8.      Interest of Certain Persons and              Inapplicable.
         Experts

 9.      Additional Information Required              Inapplicable.
         for Reoffering by Persons Deemed
         to be Underwriters






PART B
 N-14
ITEM NO.   ITEM CAPTION                              PROSPECTUS CAPTION
-------    ------------                              --------------------
10.        Cover Page                                Cover Page.

11.        Table of Contents                         Cover Page.

12.        Additional Information About
           the Registrant                            Statement of Additional Information
                                                     of The Tocqueville International
                                                     Value Fund dated February 28,
                                                     1997.

13.        Additional Information About
           the Company Being Acquired                Inapplicable.

14.        Financial Statements                      Statement of Additional Information
                                                     of The Tocqueville Trust which
                                                     incorporates the audited annual
                                                     financial statements of The
                                                     Tocqueville Asia-Pacific Fund and
                                                     The Tocqueville International Value
                                                     Fund as of October 31, 1996; and
                                                     the pro forma combined financial
                                                     statements of The Tocqueville Asia-
                                                     Pacific Fund and The Tocqueville
                                                     International Value Fund, as of
                                                     October 31, 1996.


PART C
 N-14
ITEM NO. ITEM CAPTION                                PROSPECTUS CAPTION
-------  ------------                                -------------------

15.      Indemnification                             Indemnification.

16.      Exhibits                                    Exhibits.

17.      Undertakings                                Undertakings.

                         [Tocqueville Trust letterhead]


April __, 1997


Dear Valued Shareholder:

         At a recent Board of Trustees meeting of the Tocqueville Trust, the Board unanimously recommended to rename the former Tocqueville Europe Fund and merge the assets of the Tocqueville Asia-Pacific Fund into what is now called the Tocqueville International Value Fund. The reasons for combining the two funds are several:

         First, there will be the potential to realize substantial benefits from the economies of scale that are associated with a larger asset base. In addition, the Trustees believe that there will be substantial benefits to the combined fund through a wider diversification of its assets across a broader country base, thereby increasing investment opportunities for the Fund with the potential of spreading investment risks among a greater number of issues. We have evaluated the risk profile of both funds separately, and informed the Board of our belief that, as a general matter, long-term capital appreciation may more likely be realized through investments in a more diversified international investment portfolio such as that of the International Value Fund.

         We realize that certain shareholders originally invested in either the Europe Fund or Asia-Pacific Fund for regional specialization purposes. We now believe, however, that combining these funds will enhance long-term performance while reducing the overall risk exposure of the combined fund. Furthermore, our goal will be to invest in more than sixty companies, while adhering to our traditional value/contrarian philosophy, without regard to country or regional specialization. We will continue to provide superior in-house research on a bottom-up, company basis and seek value where others do not.

         As portfolio manager to both original funds and now to the Tocqueville International Value Fund, I remain committed to providing international diversification for our clients and, in turn, solid investment results, based on a clear investment strategy. Please carefully read through the enclosed proxy statement and return the ballot at your earliest convenience. If you have any questions or comments, I would be delighted to speak with each of you personally.

         With kind regards, I am

                                                   Sincerely



                                                   Francois Sicart
                                                   Chairman

                              THE TOCQUEVILLE TRUST

                        THE TOCQUEVILLE ASIA-PACIFIC FUND
                                  1675 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (800) 697-3863

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                               ____________ , 1997

     A Special Meeting of Shareholders (the "Meeting") of The Tocqueville Asia-Pacific Fund (the "Asia-Pacific Fund") will be held on ________ , 1997 at 10:00 a.m. Eastern time, at the offices of The Tocqueville Trust (the "Trust"), 1675 Broadway, New York, New York 10019, for the following purposes, which are more fully described in the accompanying Combined Prospectus/Proxy Statement dated_______, 1997:

     1. To approve a Plan of Reorganization and Liquidation providing for the transfer of the assets of the Asia-Pacific Fund to The Tocqueville International Value Fund, another portfolio of the Trust (the
          "International Value Fund"), in exchange for shares of the International Value Fund and the distribution of such shares to shareholders of the Asia-Pacific Fund in liquidation of the Asia-Pacific Fund; and

     2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

     THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE ASIA-PACIFIC FUND VOTE TO APPROVE THE PLAN OF REORGANIZATION AND LIQUIDATION.

     The Board of Trustees has fixed the close of business on _________, 1997 as the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The enclosed proxy is being solicited on behalf of the Board of Trustees of the Trust.

     Each shareholder who does not expect to attend in person is requested to complete, date, sign and promptly return the enclosed form of proxy.

                                             By order of the Board of
                                             Trustees,

                                             Francois D. Sicart
                                             Principal Executive Officer

Dated:  _______, 1997

                             YOUR VOTE IS IMPORTANT

Please indicate your voting instructions on the enclosed proxy card, sign and date it, and return it in the envelope provided, which needs no postage if mailed in the United States. In order to save any additional expense of further solicitation, please mail your proxy promptly.

                              THE TOCQUEVILLE TRUST

                        THE TOCQUEVILLE ASIA-PACIFIC FUND
                    THE TOCQUEVILLE INTERNATIONAL VALUE FUND

                       COMBINED PROSPECTUS/PROXY STATEMENT

                                 ________, 1997

     This Combined Prospectus/Proxy Statement is sent to you in connection with the solicitation of proxies by the Board of Trustees (the "Board") of The Tocqueville Trust (the "Trust") on behalf of The Tocqueville Asia-Pacific Fund (the "Asia-Pacific Fund") for a Special Meeting of Shareholders (the "Meeting") to be held at the offices of the Trust, 1675 Broadway, New York, New York 10019 on ______ , 1997, at 10:00 a.m. Eastern time, at which shareholders of the Asia-Pacific Fund will be asked to consider and approve a proposed Plan of Reorganization and Liquidation (the "Plan").

     The Plan provides for the transfer of the assets of the Asia-Pacific Fund to The Tocqueville International Value Fund, another portfolio of the Trust (the "International Value Fund"), in exchange for shares of the International Value Fund. Following such transfer, shares of the International Value Fund will be distributed to the existing shareholders of the Asia-Pacific Fund in liquidation of the Asia-Pacific Fund. As a result of the proposed transactions, each shareholder of the Asia-Pacific Fund will receive that number of full and fractional shares of the International Value Fund equal in value at the close of business on the date of the exchange to the value of that shareholder's shares of the Asia-Pacific Fund. These transactions are referred to as the "Reorganization." (The International Value Fund and the Asia-Pacific Fund are sometimes referred to as a "Fund" and together as the "Funds").

     The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust is organized as a Massachusetts business trust, and issues its shares of beneficial interest in separate portfolios, each with its own investment objective and policies. The investment objective of the International Value Fund is long-term capital appreciation consistent with preservation of capital primarily through investments in securities of non-U.S. issuers. The investment objective of the Asia-Pacific Fund is long-term capital appreciation consistent with preservation of capital primarily through investments in securities of issuers located in Asia and the Pacific Basin.

     Tocqueville Asset Management L.P. provides each Fund with investment advisory and certain administrative services.

     This Combined Prospectus/Proxy Statement, which you should keep for future reference, sets forth concisely the information about the International Value Fund that a prospective investor should know before voting. THIS COMBINED PROSPECTUS/PROXY STATEMENT IS ACCOMPANIED BY THE PROSPECTUS OF THE INTERNATIONAL VALUE FUND DATED FEBRUARY 28, 1997, WHICH IS INCORPORATED BY REFERENCE IN ITS ENTIRETY. A Statement of Additional Information dated ________, 1997 relating to this Combined Prospectus/Proxy Statement (the "Related Statement of Additional Information") has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference into this Combined
Prospectus/Proxy Statement. Information about the Asia-Pacific Fund is incorporated by reference to the Prospectus for the Asia-Pacific Fund dated February 28, 1997, which has also been filed with the Commission. A Statement of Additional Information dated February 28, 1997 for the International Value Fund has been filed with the Commission and is incorporated into the Related Statement of Additional Information. Copies of the Related Statement of Additional Information and the current Prospectus and Statement of Additional Information of the Asia-Pacific Fund may be obtained without charge by calling 1-800-697-3863 or writing the Trust at c/o Firstar Trust Company, P.O. Box 701, Milwaukee, Wisconsin 53201-0701.

THE SECURITIES OF THE TOCQUEVILLE INTERNATIONAL VALUE FUND HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO  PERSON  HAS  BEEN  AUTHORIZED  TO  GIVE  ANY  INFORMATION  OR  TO  MAKE  ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TOCQUEVILLE INTERNATIONAL VALUE FUND OR THE TOCQUEVILLE ASIA-PACIFIC FUND.

TABLE OF CONTENTS

Synopsis..............................................................   1
Risk Factors..........................................................   3
Comparison of Fees and Expenses.......................................   3
Information About the Transaction.....................................   5
Reasons for the Transaction...........................................   7
Comparison of the Funds' Investment Objectives and Policies...........   8
Information About the Funds...........................................   9
Additional Information...............................................   11
Information Relating to Voting Matters...............................   11
Miscellaneous........................................................   12

                                    SYNOPSIS

     This Synopsis provides a concise summary of the information contained in this Combined Prospectus/Proxy Statement.

REASONS FOR THE TRANSACTION             The Board of  Trustees  has  unanimously
                                        recommended the  Reorganization  and you
                                        are  being  asked  to vote  for the Plan
                                        because  the  Board   believes  that  as
                                        shareholders  of the  combined  fund you
                                        have   the    potential    to    realize
                                        substantial  benefits from the economies
                                        of  scale  that  are  associated  with a
                                        larger  asset  base.  In  addition,  the
                                        Trustees  believe  that  there  will  be
                                        substantial  benefits  to  the  combined
                                        fund through a wider  diversification of
                                        its  assets  across  a  broader  country
                                        base,  thereby   increasing   investment
                                        opportunities for the Fund with the potential of spreading investment risks among a greater number of issuers. See
                                        "Reasons for the Transaction."

THE PLAN OF REORGANIZATION AND          Under the Plan,  the  Asia-Pacific  Fund
LIQUIDATION                             will   transfer   its   assets   to  the
                                        International Value Fund in exchange for
                                        shares of the  International  Value Fund
                                        and the assumption by the  International
                                        Value  Fund  of the  liabilities  of the
                                        Asia-Pacific     Fund.     After     the
                                        transaction,   you  will   receive  that
                                        number of  shares  of the  International
                                        Value Fund with a total  value  equal to
                                        the net  asset  value of your  shares of
                                        the Asia-Pacific  Fund, as determined at
                                        the close of business on the date of the
                                        exchange.  You  will  not be  charged  a
                                        sales charge for this  transaction.  See
                                        "Reasons   for  the   Transaction"   and
                                        "Information About the Transaction," and the copy of the form of the Plan, which is attached as Exhibit A.

TAX CONSEQUENCES                        Each Fund will  receive  an  opinion  of
                                        counsel  to the  effect  that no gain or
                                        loss   will   be   recognized   by   the
                                        Asia-Pacific   Fund,  the  International
                                        Value Fund, or the shareholders of the Asia-Pacific Fund as a result of the Reorganization. See "Information about the Transaction."

INVESTMENT  OBJECTIVES AND POLICIES     International     Value    Fund.     The
                                        International Value Fund seeks long-term
                                        capital  appreciation   consistent  with
                                        preservation   of   capital    primarily
                                        through  investments  in  securities  of
                                        non-U.S.  issuers.  The Fund will invest
                                        in  securities  of  companies  that  are
                                        considered by its investment  adviser to
                                        be  out  of  favor  and  undervalued  in
                                        relation  to their  potential  growth or
                                        earning  power.  The Fund will invest at
                                        least  65%  of  its   total   assets  in
                                        securities  of  issuers  located  in  at
                                        least three different  countries outside
                                        the  United  States,   including  common
                                        stock,
                                        investment grade debt convertible into common stock, depository receipts for these securities and warrants. The Fund does not intend to engage on an ongoing basis in short-term trading.

                                        Asia-Pacific Fund. The Asia-Pacific Fund
                                        seeks  long-term  capital   appreciation
                                        consistent with  preservation of capital
                                        primarily    through    investments   in
                                        securities of issuers located in Asia and the Pacific Basin. The Fund will invest at least 65% of its total assets in securities of issuers located in Asia and the Pacific Basin, including common stock, investment grade debt convertible into common stock, depository receipts for these securities and warrants.

                                        Each  Fund  has  additional   investment
                                        policies which are discussed under "Risk
                                        Factors" and  "Comparison  of the Funds'
                                        Investment Objectives and Policies."

MANAGEMENT OF THE FUNDS

Investment Adviser                      Tocqueville  Asset  Management L.P. (the
                                        "Adviser") is the investment adviser for each Fund. See "Information About the
                                        Funds."

Administrator                           Under   an    Administrative    Services
                                        Agreement,  the Adviser  supervises  the
                                        administration  of all  aspects  of each
                                        Fund's operations. Firstar Trust Company
                                        has been delegated and performs  certain
                                        administrative       functions.      See
                                        "Information About the Funds."

Fees and Expenses                       The     investment      advisory     and
                                        administrative    services    fees   are
                                        identical  for each  Fund.  Because  the
                                        investment    advisory   fees   are   at
                                        breakpoints   based  on  assets,  it  is
                                        anticipated  that due to a larger  asset
                                        base  shareholders  will be  subject  to
                                        lower   overall   levels  of  investment
                                        advisory fees and total fund expenses for the foreseeable future as a result of the Reorganization. See "Comparison of Fees and Expenses."

DISTRIBUTION AND PURCHASE               The   procedures   for   purchasing  and
PROCEDURES; EXCHANGE RIGHTS;            redeeming  shares are identical for each
REDEMPTION PROCEDURES                   Fund,   and  each  Fund  has   identical
                                        exchange  privileges.  See  "Information
                                        About the Funds."

OTHER CONSIDERATIONS                    In the  event  the  shareholders  of the
                                        Asia-Pacific  Fund  do not  approve  the
                                        Reorganization,  the Board will consider
                                        possible  alternatives  to the  proposed
                                        Reorganization.   Shareholders  have  no
                                        right of
                                        appraisal, but may continue to redeem their shares in accordance with normal
                                        Fund policies.

     This Synopsis is qualified by reference to the more complete information contained elsewhere in this Combined Prospectus/Proxy Statement, including information incorporated by reference herein from the accompanying Prospectus for the International Value Fund dated February 28, 1997, and in the Plan of Reorganization and Liquidation attached to this Combined Prospectus/Proxy Statement as Exhibit A.

                                  RISK FACTORS

     As described more fully below under "Comparison of the Funds' Investment Objectives and Policies," the principal difference in the investment objectives and policies of the two Funds is that the International Value Fund has a broader range of permissible foreign countries in which to invest than the Asia-Pacific Fund.

     The Adviser informed the Board that it had evaluated the risk profile of the Asia-Pacific Fund and believed that, due to its narrower scope of permissible investments, the Asia-Pacific Fund is akin to a "sector" fund and has a greater risk exposure than the International Value Fund due to the mandatory concentration of investments within certain Asian and Pacific Basin countries. Although the International Value Fund may invest in a broader range of foreign countries than the Asia-Pacific Fund, which may tend to decrease the risks undertaken by a shareholder to some extent, shareholders should bear in mind that investments in foreign securities generally involve certain risks not ordinarily associated with investments in securities of domestic issuers. All such risks are risks that have been undertaken by investing in the Asia-Pacific Fund.

     Direct and indirect investments in securities of foreign issuers may involve risks that are not present with domestic investments and there can be no assurance that the International Value Fund's foreign investments will present less risk than a portfolio of domestic securities.

     The value of the International Value Fund's investments denominated in foreign currencies may depend in part on the relative strength of the U.S. dollar, and the Fund may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between foreign currencies and the U.S. dollar. This risk also is present with respect to an investment in the Asia-Pacific Fund.

     In addition to the risks described above, the economies of other countries may differ unfavorably from the United States economy in such respects as growth of domestic product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments positions. Further, such economies generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by any trade barriers, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by countries with which they trade. These economies also have been and may continue to be adversely affected by economic conditions in countries with which they trade.

     The International Value Fund and the Asia-Pacific Fund each may invest, without limit, in companies located in emerging markets. An emerging market is any country that the World Bank has determined to have a low or middle income economy and may include every country in the world except the United States, Australia, Canada, Japan, New Zealand and most countries in Western Europe such as Belgium, Denmark, France, Germany, Great Britain, Italy, the Netherlands, Norway, Spain, Sweden and Switzerland. Specifically, any change in the leadership or policies of the governments of emerging market countries in which each Fund invests or in the leadership or policies of any other government which exercises a significant influence over those countries, may halt the expansion of or reverse certain beneficial economic policies of such countries and thereby eliminate any investment opportunities which may currently exist.

                         COMPARISON OF FEES AND EXPENSES

     The following tables summarize and compare the fees and expenses of the Funds. These tables are intended to assist shareholders in comparing the various costs and expenses that shareholders directly and indirectly bear with respect to an investment in the Asia-Pacific Fund and those that they can expect to bear directly and indirectly as shareholders of the International Value Fund.

                        SHAREHOLDER TRANSACTION EXPENSES


                                         Maximum Sales
                      Maximum Sales       Load Imposed       Maximum
                         Load on         on Reinvested    Deferred Sales    Redemption   Exchange
                        Purchases          Dividends           Load             Fee         Fee
--------------------------------------------------------------------------------------------------
International
Value Fund                4.00%               None             None              *           *

Asia-Pacific              4.00%               None             None              *           *
Fund

                                 ANNUAL FUND OPERATING EXPENSES
                                 (as a % of average net assets)

                                                                           Total
                      Management          Rule 12b-1         Other       Operating
                          Fee        Distribution Fee (1)   Expenses      Expenses (2)
----------------------------------------------------------------------------------------

International            1.00%              0.25%            0.75%        2.00%
Value Fund

Asia-Pacific             1.00%              0.25%            0.75%        2.00%
Fund

Pro Forma for            1.00%              0.25%            0.75%        2.00%
Combined Fund


-----------

(1) Under each Fund's Distribution Plan, the Adviser is permitted to carry forward expenses not reimbursed by the distribution fee to subsequent fiscal years for submission by the Fund for payment, subject to the continuation of the Plan. Such amounts are not recognized in the Fund's financial statements as expenses and liabilities, since the Distribution Plan can be terminated on an annual basis without further liability to the Fund. The Rule 12b-1 fee may represent the equivalent of an annual asset-based sales charge to an investor. As a result of distribution fees, a long-term shareholder in the Funds may pay more than the economic equivalent of the maximum front-end sales charge permitted by the Rules of the National Association of Securities Dealers, Inc.

(2) Total Operating Expenses reflect the voluntary waiver and/or the reimbursement of certain expenses. Absent such voluntary waiver and/or reimbursement, Other Expenses and Total Operating Expenses for each Fund would be: International Value Fund: 1.28% and 2.53%, respectively; and Asia-Pacific Fund 2.04% and 3.29%, respectively. The Adviser has voluntarily undertaken to waive and/or reimburse expenses during the current fiscal year so that Total Fund Operating Expenses do not exceed

     2.00% for either Fund.  Should the Adviser decide during the current fiscal
     year  that  such  waiver  and/or   reimbursement   cannot  be   maintained,
     shareholders will receive 30 days notice of the change.

* The Transfer Agent charges a $12 service fee for each payment of redemption proceeds made by wire.

**  The Transfer Agent charges a $5 fee for each telephone exchange.


                                     EXAMPLE

     Using the above expenses, you would pay the following expense on a $1000 investment, assuming (1) five percent annual return and (2) full redemption at the end of each period:



                                1 Year   3 Years    5 Years   110 Years
------------------------------------------------------------------------

International Value Fund          $59     $100       $143      $263

Asia-Pacific Fund                  59      100        143       263

Pro Forma for Combined Funds       59      100        143       263


The purpose of the table is to assist you in understanding the various costs and expenses that an investor in each Fund will bear directly or indirectly. See "Information About the Funds" for a more complete discussion of annual operating expenses of the Funds. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

     FINANCIAL HIGHLIGHTS. Financial highlights with respect to the Funds is incorporated by reference herein and is included in the Prospectuses and Statements of Additional Information dated February 28, 1997 and in the annual report to shareholders.

                        INFORMATION ABOUT THE TRANSACTION

     PLAN OF REORGANIZATION AND LIQUIDATION. The Plan provides that on the Closing Date (as defined below) of the Reorganization, substantially all of the assets of the Asia-Pacific Fund will be transferred to the International Value Fund.

     In exchange for the transfer of the assets of the Asia-Pacific Fund, the International Value Fund will assume the liabilities of the Asia-Pacific Fund and will issue to the Asia-Pacific Fund full and fractional shares of the International Value Fund. The Asia-Pacific Fund will distribute the shares of the International Value Fund so received to shareholders of the Asia-Pacific Fund, whose shares of the Asia-Pacific Fund will become void. Shareholders of the Asia-Pacific Fund at the time of the Reorganization will become shareholders of the International Value Fund and will receive the same dollar amount in International Value Fund shares as the shareholder had held in shares of the Asia-Pacific Fund.

     For purposes of the Reorganization, the number of shares of the International Value Fund to be issued to the Asia-Pacific Fund will have an aggregate net asset value equal to the aggregate net asset value of the Asia-Pacific Fund as of the close of business on the business day preceding the Closing Date (the "Valuation Date"). Asset value determinations will be made in accordance with the valuation procedures set forth in the Funds' then current Prospectuses and Statements of Additional Information.

     On, or as soon as practicable after, the Closing Date, the Asia-Pacific Fund will liquidate and distribute pro rata the shares of the International Value Fund received in the Reorganization to its shareholders of record. Shareholders of record will be determined as of the close of business on the Valuation Date. The liquidation and distribution will be accomplished by establishing accounts on the share records of the International Value Fund in the name of the Asia-Pacific Fund shareholders, each account reflecting ownership of the respective number of shares of the International Value Fund due to each shareholder of the Asia-Pacific Fund.

     The consummation of the Reorganization is subject to certain conditions set forth in the Plan. The Board of Trustees of the Trust may terminate the Plan at any time prior to the closing of the Reorganization without liability on the part of either Fund. Assuming satisfaction of the conditions of the Plan, the closing date for the Reorganization will be on ________, 1997, or such other date as is agreed to by the parties (the "Closing Date").

     If the Reorganization is approved by shareholders, the Asia-Pacific Fund reserves the right to sell portfolio securities and/or purchase other securities, to the extent necessary so that the asset composition of the Asia-Pacific Fund is consistent with the investment policies and restrictions of the International Value Fund. Purchase and sale transactions would entail transaction costs borne by the Asia-Pacific Fund. As of the date of this Combined Prospectus/Proxy Statement, however, the Trust does not anticipate that any significant changes will need to be made to portfolio of the Asia-Pacific Fund for these purposes.

     DESCRIPTION OF SHARES OF THE INTERNATIONAL VALUE FUND. Full and fractional shares of the International Value Fund will be issued to the shareholders of the Asia-Pacific Fund in accordance with the procedures under the Plan as described above. Each share will be fully paid and nonassessable when issued and transferrable without restriction and will have no preemptive or conversion rights.

     EXPENSES. The Reorganization will be effected for each Asia-Pacific Fund shareholder at net asset value without the imposition of any sales charges. Expenses otherwise incurred by the Funds in connection with the transactions will be borne by each Fund.

     SHAREHOLDER APPROVAL. Approval of the Plan requires the affirmative vote of a "majority of the outstanding voting securities," within the meaning of the 1940 Act, of the Asia-Pacific Fund. The term "majority of the outstanding voting securities" is defined under the 1940 Act to mean: (a) 67% or more of the outstanding Shares present at the Meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy, or (b) more than 50% of the outstanding Shares of the Asia-Pacific Fund, whichever is less.

     The Board may terminate the Plan at any time prior to the closing of the transaction.

     FEDERAL INCOME TAX CONSEQUENCES. At the closing of the Reorganization the Trust will receive an opinion from counsel to the effect that, on the basis of then current law and certain assumptions and representations, for federal income tax purposes: (1) the Asia-Pacific Fund and the International Value Fund will each be treated as a separate corporation for federal income tax purposes; (2) the exchange by the Asia-Pacific Fund of substantially all of its assets in exchange for shares of the International Value Fund and the assumption by the International Value Fund of the liabilities of the Asia-Pacific Fund, and the subsequent liquidation of the Asia-Pacific Fund pursuant to the Plan will constitute a reorganization within the meaning of section 368(a)(l)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Asia-Pacific Fund and the International Value Fund will each be "a party to a reorganization" within the meaning of Code section 368(b); (3) the Asia-Pacific Fund will not recognize any gain or loss as a result of the Reorganization; (4) the International Value Fund will not recognize any gain or loss on the receipt of the assets of the Asia-Pacific Fund in exchange for shares of the International Value Fund; (5) the shareholders of the Asia-Pacific Fund will not recognize any gain or loss on the exchange of their shares of the Asia-Pacific Fund for shares of the International Value Fund; (6) the aggregate tax basis of shares of the International Value Fund received by each shareholder of the Asia-Pacific Fund will be the same as the aggregate tax basis of the shares of the Asia-

Pacific Fund exchanged therefor; (7) the International Value Fund's adjusted tax basis in the assets received from the Asia-Pacific Fund in the Reorganization will be the same as the adjusted tax basis of such assets in the hands of the Asia-Pacific Fund immediately prior to the Reorganization; (8) the holding period of each former shareholder of the Asia-Pacific Fund in the shares of the International Value Fund received in the Reorganization will include the period during which such shareholder held his shares of the Asia-Pacific Fund as a capital asset; and (9) the International Value Fund's holding periods in the assets received from the Asia-Pacific Fund in the Reorganization will include the holding periods of such assets in the hands of the Asia-Pacific Fund immediately prior to the Reorganization.

     The Asia-Pacific Fund and the International Value Fund have not sought a tax ruling from the Internal Revenue Service ("IRS") with respect to the tax aspects of the Reorganization, but will act in reliance upon the opinion of counsel discussed in the preceding paragraph. Such opinion is not binding on the IRS and does not preclude the IRS from adopting a contrary position. If for any reason the Reorganization of the Asia-Pacific Fund did not qualify as a tax-free reorganization for federal income tax purposes, then (i) the transfer of the Asia-Pacific Fund's assets to the International Value Fund would be treated as a taxable sale or exchange of those assets at fair market value, and (ii) the exchange by the shareholders of the Asia-Pacific Fund of their Asia-Pacific Fund shares for the International Value Fund shares would be treated as a taxable exchange of the Asia-Pacific Fund shares, also at fair market value. Shareholders should consult their own advisers concerning that and other potential tax consequences of the Reorganization to them, including any applicable state and local income tax consequences.

     CAPITALIZATION. The following table shows the capitalization of the Asia-Pacific Fund and the International Value Fund as of October 31, 1996, and on a pro forma basis as of that date giving effect to the proposed acquisition of assets at net asset value:

                               Net Assets           Net Asset         Shares
                            (As of 10/31/96)     Value per Share    Outstanding
                             ---------------     ---------------    -----------
Asia-Pacific Fund              $18,137,658            $9.08          1,997,849

International Value Fund       $23,932,331           $12.57          1,903,992

Pro Forma Combined             $42,069,992           $12.57          3,346,924

                           REASONS FOR THE TRANSACTION

     The Board considered the Reorganization at a meeting on March 6, 1997. At the meeting, the Adviser recommended to the Trustees that they approve, and recommend to the shareholders of the Asia-Pacific Fund for their approval, a tax-free Reorganization of the Asia-Pacific Fund into the International Value Fund, in accordance with the terms of the Plan.

     Management of the Adviser ("Management") has been of the view that both Funds and the Trust would benefit from a combination of the funds because of the economies of scale that would come with a larger asset base and the simplication of marketing the Trust's international value portfolio. In addition, Management expects the combined fund to benefit from a wider diversification of its assets across a broader country base, thereby increasing investment opportunities for the fund with the potential of spreading investment risks among a greater number of issuers.

     Management evaluated the risk profile of the Asia-Pacific Fund and informed the Board of its belief that, as a general matter, long-term capital appreciation may more likely be realized through investments in a more diversified international investment portfolio such as that of the International Value Fund because the Asia-Pacific Fund may have a greater risk exposure than the International Value Fund due to the mandatory concentration of investments within certain Asian and Pacific Basin countries. At the Board meeting,

Management informed the Board of its belief that a reduction in expenses could potentially be realized as a result of the elimination of duplicative costs presently incurred for services that are performed for both Funds.

     In making its recommendation, Management considered the fact that the Adviser is the investment adviser to both Funds. In addition, Management considered the similarities of the investment objectives and policies of the Funds and the fact that the Funds share the same service providers. Further, Management considered that the Reorganization would be effected as a tax-free reorganization.

     Given the above factors and the similarity in the investment strategies of the Asia-Pacific Fund and the International Value Fund, the Adviser concluded that combining the two Funds would be appropriate and would enable the shareholders of the combined portfolio to benefit from certain economies of scale, [including a lower expense ratio than that currently experienced by the Asia-Pacific Fund], while also affording shareholders the continuing opportunity to participate in a portfolio of foreign securities. The Adviser also believes that by combining the Funds, the Adviser will be able to concentrate its marketing resources on a single foreign stock fund to attract investors interested in such a fund.

     The Adviser indicated to the Board its belief that the most appropriate method of combining the Asia-Pacific Fund into the International Value Fund would be through a tax-free acquisition of the assets of the Asia-Pacific Fund by the International Value Fund. The Adviser also stated that the Reorganization is a better alternative than a taxable redemption of Asia-Pacific Fund shares or an outright liquidation and dissolution of the Asia-Pacific Fund.

     In  considering  the  Adviser's   proposal,   the  Board  considered  other
alternatives that are available to shareholders, including the ability to redeem shares of the Asia-Pacific Fund prior to the Reorganization.

     In reaching its decision to recommend shareholder approval of the Reorganization, the Board made inquiries into a number of factors. The Board was informed of the expense ratios of the Funds, and of applicable expense waivers, as described above. In addition, the Board was advised that the Adviser could not agree to indefinitely extend its voluntary expense waiver and reimbursement arrangement. Without giving effect to the Adviser's voluntary waiver/reimbursement, the total operating expenses of the Asia-Pacific Fund had been 3.29% as of October 31, 1996. See "Information About the Funds - Expense Ratios."

     The Board also considered the following comparative investment performance information regarding the Funds:

                            Total Return Information

                            One Year Period ended
                              October 31, 1996                Life of the Fund
                            ---------------------             ----------------
International Value Fund           11.44%                         8.68%
Asia-Pacific Fund                  -3.92%                         2.97%


     The factors considered by the Board included, among other things: (1) recent and anticipated asset and expense levels of the Funds and future prospects of each Fund; (2) the similarity of the investment advisory, distribution and administration arrangements, the fact that the Funds have the same custodian, transfer agent, dividend disbursing agent and independent accountants, and the fact that the Funds expect the Reorganization to realize savings in fixed expenses because of resulting efficiencies in administration, portfolio management, and marketing; (3) alternative options to the Reorganization; (4) the terms and conditions of the Reorganization; (5) the similarity of the investment objectives, policies and restrictions of the two Funds; and (6) the tax consequences expected to result from the Reorganization.

     Based upon these factors, the Trustees unanimously determined that the transaction would not result in dilution of the interests of, and would be in the best interest of, the shareholders of each of the Funds and recommended that the shareholders of the Asia-Pacific Fund approve the Reorganization and the Plan. The Trustees present at the March 6, 1997 Board Meeting constituted a majority of all of the Trustees and a majority of those Trustees who are not "interested persons" of the Adviser or the Funds, within the meaning of the 1940 Act.

           COMPARISON OF THE FUNDS' INVESTMENT OBJECTIVES AND POLICIES

     GENERAL. The investment objectives and policies of the Funds are substantially similar. Both seek long-term capital appreciation consistent with preservation of capital primarily through investing in a diversified portfolio of common stocks principally traded in countries outside of North America. While the Asia-Pacific Fund's principal investments are limited to countries in Asia and the Pacific Basin, the International Value Fund may invest principally in a broader range of countries.

     INTERNATIONAL VALUE FUND. The investment objective of the International Value Fund is long-term capital appreciation consistent with preservation of capital primarily through investments in securities of non-U.S. issuers. Toward this end the Fund invests in a diversified portfolio consisting of common stocks of companies that are considered by the Adviser to be out of favor and undervalued in relation to their potential growth or earning power. Generally, stocks which have underperformed market indices for at least one year and companies which have a historically low stock price in relation to such factors as sales, potential earnings or underlying assets will be considered by the Adviser to be out of favor. The Adviser searches for companies based on its judgment of relative value and growth potential. The potential growth and earning power of a company will be evaluated by the Adviser either on the basis of past growth and profitability, as reflected in their financial statements, or on the Adviser's conclusion that the company has achieved better results than similar companies in a depressed industry which the Adviser believes will improve within the next two years. There is no assurance that the Adviser's evaluation will be accurate in its selection of stocks for the Fund's portfolio or that the Fund's objective will be achieved. If the stocks in which the Fund invests never attain their perceived potential or the valuation of such stocks in the marketplace does not in fact reflect significant undervaluation, there may be little or no appreciation or a depreciation in the value of such stocks. Under normal conditions, at least 65% of the Fund's total assets will be invested in at least three different countries outside the United States. The Fund will invest most of its assets in developed countries, although it may purchase securities of companies located in developing countries. In addition, the Fund may invest up to 20% of its assets in the United States.

     ASIA-PACIFIC FUND. The investment objective of the Asia-Pacific Fund is long-term capital appreciation consistent with preservation of capital primarily through investments in securities of issuers located in Asia and the Pacific Basin. While the Adviser may invest the Fund's assets in securities of issuers in any country, under normal conditions at least 65% of the Fund's total assets will be invested in Asia and the Pacific Basin countries. Pacific Basin countries are Australia, Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Republic of Korea, Singapore, Taiwan, Thailand and The Philippines. Asian countries are India and The People's Republic of China, which is accessed through Pacific Basin countries (as described above), most notably Hong Kong. The Adviser believes that it will usually have assets invested in most of the countries located in Asia and the Pacific Basin; however, under normal market conditions the Fund will be invested in a minimum of five countries. Investments will not normally be made in securities of issuers located in the United States or Canada.

                           INFORMATION ABOUT THE FUNDS

     INVESTMENT ADVISORY AGREEMENTS. The investment advisory agreement between the International Value Fund and the Adviser (the "Investment Advisory Agreement") contains terms that are the same as those set forth in the current investment advisory agreement between the Asia-Pacific Fund and the Adviser except for their execution and termination dates.

     The Adviser is registered with the Commission as an investment adviser and, in addition to managing the Funds, is also engaged in the business of acting as investment adviser to private accounts with combined assets of more than $600 million.

     The Adviser, a limited partnership with it principal offices at 1675 Broadway, New York, New York 10019, acts as Adviser to each Fund under a separate Investment Advisory Agreement which provides that the Adviser identify and analyze possible investments for each Fund, and determine the amount, timing, and form of such investments. The Adviser has the responsibility of monitoring and reviewing each Fund's portfolio, on a regular basis, and recommending the ultimate disposition of such investments. It is the Adviser's responsibility to cause the purchase and sale of securities in each Fund's portfolio, subject at all times to the policies set forth by the Board of Trustees. The Adviser is an affiliate of Tocqueville Securities L.P., each Fund's distributor.

     ADVISORY AND DISTRIBUTION FEES. Under the current investment advisory agreements of the International Value Fund and Asia-Pacific Fund, the Adviser receives a fee from each Fund, calculated daily and payable monthly, for the performance of its services at an annual rate of 1.00% on the first $50 million of the average daily net assets of each Fund, 0.75% of average daily net assets in excess of $50 million but not exceeding $100 million, and 0.65% of the average daily net assets in excess of $100 million. The fee is accrued daily for the purposes of determining the offering and redemption price of each Fund's shares.

     Each Fund has adopted a distribution plan (each a "Distribution Plan") pursuant to Rule 12b-1 of the 1940 Act. Pursuant to the Distribution Plans, a Fund may incur distribution expenses related to the sale of its shares of up to 0.25% per annum of the Fund's average daily net assets.

     The Distribution Plans provide that a Fund may finance activities which are primarily intended to result in the sale of the Fund's shares, including, but not limited to, advertising, printing of prospectuses and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and payments to dealers and shareholder servicing agents including Tocqueville Securities L.P., the Fund's distributor, who enter into agreements with the Fund or Tocqueville Securities L.P. The Distribution Plans will only make payments for expenses actually incurred on a first-in, first-out basis. The Distribution Plans may carry forward for an unlimited number of years any unreimbursed expenses. If a Distribution Plan is terminated in accordance with its terms, the obligations of the Fund to make payments pursuant to the Distribution Plan will cease and the Fund will not be required to make any payments past the date the Distribution Plan terminates.

     ADMINISTRATOR. Under an Administrative Services Agreement, the Adviser supervises the administration of all aspects of each Fund's operations, including each Fund's receipt of services for which the Fund is obligated to pay, provides each Fund with general office facilities and provides, at each Fund's expense, the services of persons necessary to perform such supervisory, administrative and clerical functions as are needed to effectively operate the Funds. Those persons, as well as certain employees and Trustees of the Funds, may be directors, officers or employees of (and persons providing services to the Funds may include) the Adviser and its affiliates. For these services and facilities, the Adviser receives with respect to the Fund a fee computed and paid monthly at an annual rate of 0.15% of the average daily net assets of the Funds. Certain administrative responsibilities have been delegated to and are being performed by Firstar Trust Company.

     EXPENSE RATIOS. As of October 31, 1996, the Asia-Pacific Fund had total net assets of $ 18,137,658 and the International Value Fund had total net assets of $23,932,334. As of October 31, 1996, the total expense ratio for the Asia-Pacific Fund was 2.63% after fee waivers. Without fee waivers, the expense ratio would have been 3.29% for the Asia-Pacific Fund. For the same period, the total expense ratio for the International Value Fund was 1.98% after fee waivers. Without fee waivers, the expense ratio would have been 2.53% for the International Value Fund.

     DIVIDENDS AND DISTRIBUTIONS. It is each Fund's policy to distribute to shareholders all of its investment income (net of expenses) and any capital gains (net of capital losses) in accordance with the timing requirements imposed by the Internal Revenue Code of 1986. Distributions to shareholders will be treated in the same manner for federal income tax purposes whether received in cash or reinvested in additional shares of a Fund.

     PURCHASE PROCEDURES AND EXCHANGE PRIVILEGES. The Funds have identical purchase procedures and exchange privileges. Shares of both Funds are sold on a continuous basis at net asset value and an initial sales charge, where applicable.

     REDEMPTION PROCEDURES. The Funds offer identical redemption features pursuant to which proceeds of a redemption are remitted to shareholders.

     GENERAL.  Each Fund is a  separate  series of the Trust and,  as such,  has identical rights under the Trust's Declaration of Trust and applicable Massachusetts law. Each share of a Fund is entitled to one vote for all purposes. Massachusetts law does not require registered investment companies, such as the Trust, to hold annual meetings of shareholders and it is anticipated that shareholder meetings will be held only when specifically required by federal or state law. Shareholders have available certain procedures for the removal of Trustees. The Trust indemnifies trustees and officers to the fullest extent permitted under Massachusetts law.

                             ADDITIONAL INFORMATION

     This Combined Prospectus/Proxy Statement and the Related Statement of Additional Information do not contain all of the information set forth in the registration statement and the exhibits relating thereto filed by the Trust with the Commission under the Securities Act of 1933 and the 1940 Act, to which reference is hereby made.

     Information about the International Value Fund is included in its Prospectus dated February 28, 1997, copies of which are included herewith and incorporated by reference herein. Additional information about the International Value Fund is included in the Statement of Additional Information dated February 28, 1997, which has been filed as part of the Related Statement of Additional Information of this Combined Prospectus/Proxy Statement, dated _______, 1997 and is included herein.

     Both Funds file proxy materials, reports and other information with the Commission. These documents and other information can be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                     INFORMATION RELATING TO VOTING MATTERS

     GENERAL INFORMATION. This Combined Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board for the Meeting. It is expected that the solicitation of proxies will be primarily by mail. Representatives of the Adviser and the Trust and service contractors retained by the Trust may contact shareholders directly to discuss voting on the proposal set forth herein, and may also solicit proxies by telephone, telegraph or personal interview. The International Value Fund and the Asia-Pacific Fund will bear the cost of solicitation of proxies. It is anticipated that banks, broker-dealers and other institutions will be requested to forward proxy materials to beneficial owners and to obtain authorization for the execution of proxies. The International Value Fund and the Asia-Pacific Fund may, upon request, reimburse banks, broker-dealers and other institutions for their expenses in forwarding proxy materials to beneficial owners.

     Only shareholders of record of the Asia-Pacific Fund at the close of business on ________, 1997 (the "Record Date"), will be entitled to vote at the Meeting. As of the Record Date, there were __________ shares of the Asia-Pacific Fund issued and outstanding and _________ shares of the International Value Fund issued and outstanding.

     As of ________, 1997, Trustees and officers of the Trust owned less than 1% of the outstanding shares of the International Value Fund. As of ______, 1997, the Adviser was believed to possess voting power with respect to ________ (____%) of the outstanding shares of the Asia-Pacific Fund, in view of which such shares could be deemed to be beneficially owned by Tocqueville Asset Management, L.P. as of such date. [However, the Adviser and its affiliates have advised the Trust that they intend to vote any shares over which they have voting power at the Meeting (i) in the manner instructed by the customers for which such shares are held, or (ii) in the event that such instructions are not received, in the same proportion as the votes cast by other shareholders (including advisory customers who furnish voting instructions).]

     As of _______, 1997, the following persons owned of record or beneficially 5% or more of the outstanding shares of either class of shares of the Asia-Pacific Fund:


     If the accompanying proxy is executed and returned in time for the Meeting, the shares covered thereby will be voted in accordance with the instructions thereon. In the absence of any instructions, such proxy will be voted to approve the Reorganization. Any shareholder giving a proxy may revoke it at any time before the Meeting by submitting to the Asia-Pacific Fund a written notice of revocation or a subsequently executed proxy, or by attending the Meeting and voting in person.

     If a proxy represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does have discretionary power) or marked with an abstention (collectively, "abstentions"), the shares represented thereby will be considered to be present at the meeting for purposes of determining the existence of a quorum for the transaction of business.

     QUORUM AND ADJOURNMENTS. The presence of a majority of the outstanding shares of the Asia-Pacific Fund, in person or by proxy, constitutes a quorum. If at the time any session of the Meeting is called to order a quorum is not present, in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment. A vote may be taken on one or more of the proposals in this proxy statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.

     APPRAISAL RIGHTS. The Trust's Declaration of Trust does not grant shareholders any rights of share appraisal. Shareholders have the right to redeem their shares of the Asia-Pacific Fund at net asset value at any time until the close of business on the business day prior to the Closing Date of the Reorganization and, thereafter, shareholders may redeem from the International Value Fund the International Value Fund shares acquired by them in the Reorganization.

     OTHER BUSINESS. The Board of Trustees knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, proxies that do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named as Proxies.

     FUTURE SHAREHOLDER PROPOSALS. Pursuant to rules adopted by the Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"), shareholders may request inclusion in the Asia-Pacific Fund's proxy statement for an annual meeting of shareholders proposals that they intend to introduce at such meeting. Any such proposals must be presented a reasonable time before the proxy materials for the next meeting are sent to shareholders. The submission of a proposal does not guarantee its inclusion in the proxy statement and is subject to limitations under the 1934 Act. The Asia-Pacific Fund does not hold annual meetings of shareholders. For this reason, no anticipated date of the next meeting, if any, can be provided.

             THE BOARD OF TRUSTEES RECOMMENDS APPROVAL OF THE PLAN.


                                  MISCELLANEOUS

     FINANCIAL STATEMENTS. The financial statements of the Funds included in the Related Statement of Additional Information relating to this Combined Prospectus/Proxy Statement have been audited by McGladrey & Pullen, independent accountants, for the periods indicated in their report thereon, which is included in the annual report to shareholders for the year ended October 31, 1996.

PART B


                   RELATED STATEMENT OF ADDITIONAL INFORMATION

                              THE TOCQUEVILLE TRUST

                    THE TOCQUEVILLE INTERNATIONAL VALUE FUND

                                __________, 1997

         This Related Statement of Additional Information is not a prospectus, but should be read in conjunction with the Combined Prospectus/Proxy Statement of The Tocqueville Trust relating to The Tocqueville International Value Fund (the "International Value Fund") dated ________, 1997, which may be obtained by writing The Tocqueville Trust, c/o Firstar Trust Company, 615 East Michigan Street, Milwaukee, Wisconsin 53202 or by calling 800-697-3863. Further information about the International Value Fund is contained in the Statement of Additional Information of the Fund dated February 28, 1997 and the audited financial statements of the Fund for the period ended October 31, 1996, which are both incorporated by reference herein. The audited financial statements of The Tocqueville Asia-Pacific Fund (the "Asia-Pacific Fund") for the period ended October 31, 1996 are also incorporated by reference herein.

         The pro forma combined statement of assets and liabilities reflects the financial position of International Value Fund at October 31, 1996 as though the Reorganization occurred as of that date. The pro forma combined statement of operations reflects the results of operations of the International Value Fund and Asia-Pacific Fund for the period ended October 31, 1996 as though the Reorganization occurred at the beginning of the period presented.

                                                         The Tocqueville International Value Fund
                                                            Pro Forma Portfolio of Investments
                                                                  As of October 31, 1996
                                                                        (Unaudited)
===================================================================================================================================

                                                            Shares                                Market Value
                                               ====================================================================================

                                               International     Asia-    Pro Forma    International                     Pro Forma
                                                     Value      Pacific    Combined       Value      Asia - Pacific   Combined
                                               --------------   --------  ------------  ---------------------------  --------------
 Common Stocks and Warrants - 77.6%
 Australia - 1.8 %
 Crown Limited*                                                 75,000        75,000                     $162,862        162,862
 Normandy Mining Limited                                        78,500        78,500                      107,006        107,006
 QNI Limited                                                    35,000        35,000                       70,455         70,455
 Resolute Samantha Limited                                      58,571        58,571                      118,832        118,832
 Woodside Petroleum Limited                                     40,000        40,000                      282,137        282,137
                                                                                          ---------    -----------   ------------
                                                                                               --         741,292        741,292
                                                                                          ---------    -----------   ------------

 France -20.2%
 Andre Trigano                                         2,000                   2,000        62,600                        62,600
 APEM                                                  4,000                   4,000       168,630                       168,630
 Carbone Lorraine                                      4,000                   4,000       594,702                       594,702
 Cie Europenne de Telesecurite C.E.T.                  2,000                   2,000       160,413                       160,413
 Credit National                                       2,000                   2,000       105,638                       105,638
 Distriborg Distributes                                8,000                   8,000       522,556                       522,556
 Ducros Services Rapides SA rights*                       10                      10             6                             6
 Ducros Services Rapides SA*                              10                      10           117                           117
 Eaux (Cie Generale)                                   2,000                   2,000       239,055                       239,055
 Emin Leydier                                          5,400                   5,400       411,988                       411,988
 Europeene de Propulsion                               1,800                   1,800       169,725                       169,725
 Europeenne d'Extincteurs                             12,000                  12,000       706,600                       706,600
 Faiveley SA                                           9,700                   9,700       573,066                       573,066
 Faiveley warrants 7/99*                                 700                     700         5,560                         5,560
 Fraikin                                               8,000                   8,000       424,117                       424,117
 GFI Industries                                        1,500                   1,500       199,538                       199,538
 Infra Plus                                            6,210                   6,210       410,615                       410,615
 JAJ Distribution SA                                   3,750                   3,750       173,129                       173,129
 Lapeyre SA                                            6,500                   6,500       318,146                       318,146
 Mediascience SA                                       1,900                   1,900       185,845                       185,845
 Musee Grevin*                                        20,000                  20,000       342,345                       342,345
 Societe Anonyme Francaise de Reassurances             2,600                   2,600       407,410                       407,410
 Roberter SA                                           1,130                   1,130       218,847                       218,847
 Rubis et Cie                                         12,500                  12,500       379,270                       379,270
 SGS Thomson Microelectronics NV*                      3,000                   3,000       158,985                       158,985
 Sidergie SA                                             300                     300        29,168                        29,168
 Societe Industrielle D'Aviations Latecoere SA         4,415                   4,415       403,774                       403,774
 Sport Elec SA                                         4,220                   4,220       296,369                       296,369
 Thompson CSF                                         20,000                  20,000       624,046                       624,046
 Vilmorin et Cie                                       2,200                   2,200       207,872                       207,872
                                                                                       ------------    -----------   ------------
                                                                                         8,500,132            --       8,500,132
                                                                                       ------------    -----------   ------------

                                                                                       -----------     -----------    -----------


                                                            Shares                                Market Value
                                               ====================================================================================

                                               International     Asia-    Pro Forma    International                     Pro Forma
                                                     Value      Pacific    Combined       Value      Asia - Pacific   Combined
                                               --------------   --------  ------------  ---------------------------  --------------

 Hong Kong - 2.2%
 ASM Pacific Technology                                        450,000       450,000                      337,550        337,550
 Guangdong Investments                                         610,000       610,000                      437,844        437,844
 Manhattan Card Company, Ltd.                                  340,000       340,000                      168,193        168,193
                                                                                       ------------    -----------   ------------
                                                                                                --        943,587        943,587
                                                                                       ------------    -----------   ------------

 Indonesia - 9.2%
 Astra International                                           500,000       500,000                    1,041,085      1,041,085
 Bukaka Teknik Utam                                            882,000       882,000                      681,578        681,578
 Chareon Pokhand Indonesia *                                   180,000       180,000                      200,919        200,919
 Citra Marga Nusaphala Persada                                 900,000       900,000                      656,850        656,850
 Hero Supermarket                                              330,000       330,000                      205,426        205,426
 Japfa Comfeed Indonesia                                       800,000       800,000                      532,349        532,349
 Pabrik Kertas Tjiwi Kimia                                      84,700        84,700                       87,271         87,271
 Steady Safe                                                   455,267       455,267                      444,654        444,654
                                                                                       ------------  -------------   ------------
                                                                                                --      3,850,132      3,850,132
                                                                                       ------------  -------------   ------------

 Japan - 6.8%
 Bank of Tokyo - Mitsubishi                                     15,250        15,250                      310,951        310,951
 FCC Company Limited                                             8,000         8,000                      235,542        235,542
 H.I.S. Company Limited                                          3,300         3,300                      175,180        175,180
 Honda Motor Company, Ltd.                                      15,000        15,000                      358,587        358,587
 Meitec Corp.                                                    5,000         5,000                      102,830        102,830
 Mitsui O.S.K. Lines*                                           33,000        33,000                       92,231         92,231
 Oiles Corp.                                                    14,400        14,400                      485,990        485,990
 Paramount Bed                                                  10,000        10,000                      690,807        690,807
 Rohm Company                                                    7,000         7,000                      415,275        415,275
                                                                                       ------------  -------------   ------------
                                                                                                --      2,867,393      2,867,393
                                                                                       ------------  -------------   ------------

 Malaysia - 3.8%
 ACP Industries                                                 54,000        54,000                      354,799        354,799
 Commerce Asset Holdings Bhd                                    40,000        40,000                      261,231        261,231
 Cycle & Carriage Ltd.                                          30,000        30,000                      173,363        173,363
 Ekran Berhad                                                   65,000        65,000                      272,709        272,709
 Road Builder (m) Holding Bhd                                  105,000       105,000                      540,273        540,273
                                                                                       ------------  -------------   ------------
                                                                                                --      1,602,375      1,602,375
                                                                                       ------------  -------------   ------------

 Netherlands - 6.3%
 ABN Amro Holdings NV                                  5,300                   5,300       299,599                       299,599
 Draka Holdings NV                                    10,000                  10,000       330,091                       330,091
 Elsevier NV                                          20,000                  20,000       332,449                       332,449
 IHC Caland NV                                         2,500                   2,500       139,552                       139,552
 Kon PTT Nederland                                     5,000                   5,000       180,961                       180,961
 Royal Dutch Petroleum Company                         3,700                   3,700       611,105                       611,105
 Volker Stevin                                         8,150                   8,150       748,465                       748,465
                                                                                       ------------  -------------   ------------
                                                                                         2,642,222            --       2,642,222
                                                                                       ------------  -------------   ------------

                                                                                       -----------     -----------    -----------


                                                            Shares                                Market Value
                                               ====================================================================================

                                               International     Asia-    Pro Forma    International                     Pro Forma
                                                     Value      Pacific    Combined       Value      Asia - Pacific   Combined
                                               --------------   --------  ------------  ---------------------------  --------------

 New Zealand - 0.6%
 Carter Holt Harvey Limited                                     50,000        50,000                      112,495        112,495
 Telecom Corporation of New Zealand Limited                     25,000        25,000                      130,005        130,005
                                                                                       ------------  -------------   ------------
                                                                                               --         242,500        242,500
                                                                                       ------------  -------------   ------------

 Philippines - 4.1%
 DMCI Holdings, Inc.*                                          600,000       600,000                      433,625        433,625
 House of Investments Inc.                                   1,200,000     1,200,000                      168,885        168,885
 Ionics Circuit Inc.*                                          300,000       300,000                      193,990        193,990
 Universal Rightfield Properties Holding Inc.*               5,500,000     5,500,000                      543,933        543,933
 Universal Robina Corporation                                  460,000       460,000                      209,966        209,966
 Vitarich Corporation*                                       2,015,000     2,015,000                      164,021        164,021
                                                                                       ------------  -------------   ------------
                                                                                               --       1,714,420      1,714,420
                                                                                       ------------  -------------   ------------

 Singapore - 6.2%
 Development Bank of Singapore                                  33,000        33,000                      395,869        395,869
 Clipsal Industries, Ltd.                                      160,000       160,000                      512,000        512,000
 Crompton Greaves Ltd.*                                         41,500        41,500                      186,542        186,542
 Elec & Eltek International Company Ltd.                       220,000       220,000                      664,400        664,400
 GPE Industries Limited                                        953,000       953,000                      481,265        481,265
 United Overseas Bank Ltd.                                      40,000        40,000                      388,984        388,984
                                                                                       ------------  -------------   ------------
                                                                                               --       2,629,060      2,629,060
                                                                                       ------------  -------------   ------------

 South Korea - 2.5%
 Samsung Disposal Devices Company                                6,000         6,000                      377,609        377,609
 Samsung Electronic                                              9,420         9,420                      662,393        662,393
                                                                                       ------------  -------------   ------------
                                                                                               --       1,040,002      1,040,002
                                                                                       ------------  -------------   ------------

 Spain - 4.1%
 Aumar - Autopistas del Mare Nostrum SA               28,000                  28,000       399,550                       399,550
 Centros Com Pryca                                     8,220                   8,220       188,834                       188,834
 Const. Y Aux Ferr                                     8,400                   8,400       329,299                       329,299
 Europistas CE SA                                     47,000                  47,000       399,824                       399,824
 Gupo Anaya SA                                        15,000                  15,000       296,958                       296,958
 OMSA Alimentacion                                    30,000                  30,000       129,368                       129,368
                                                                                       ------------  -------------   ------------
                                                                                         1,743,833            --       1,743,833
                                                                                       ------------  -------------   ------------

 Thailand - 2.7%
 Krung Thai Bank Public Company Limited                        120,000       120,000                      324,770        324,770
 Siam City Bank Public Company Limited                         300,000       300,000                      344,185        344,185
 Thai Farmers Bank Public Company Limited                       59,000        59,000                      451,265        451,265
 Thai Farmers Bank warrants 9/02*                                  800           800                          784            784
                                                                                       ------------  -------------   ------------
                                                                                               --       1,121,004      1,121,004
                                                                                       ------------  -------------   ------------

 United Kingdom - 7.1%
 British Telecom                                      31,000                  31,000       179,254                       179,254
 Cairn Energy PLC *                                   38,000                  38,000       224,984                       224,984
 Cairn Energy Rights*                                 12,666                  12,666           412                           412
 Glaxo Wellcome                                       14,000                  14,000       219,746                       219,746
 Hardy Oil & Gas PLC                                  80,000                  80,000       345,478                       345,478
 Hays PLC                                             10,000                  10,000        83,767                        83,767
 Jarvis PLC*                                         150,000                 150,000       280,579                       280,579
 Linx Printing Tech                                  100,000                 100,000       182,173                       182,173
 SEMA Group                                           59,090                  59,090       856,363                       856,363
 Shanks & McEwan GP                                  200,000                 200,000       374,106                       374,106
 Williams Holdings                                    40,000                  40,000       236,174                       236,174
                                                                                       ------------    -----------   ------------
                                                                                         2,983,036             --      2,983,036
                                                                                       -----------     -----------    -----------
 Total Common Stocks and Warrants (Cost $31,937,023 )                                   15,869,223      16,751,765    32,620,988
                                                                                       -----------     -----------    -----------


                                                             Number of contracts                    Market Value
                                                    ==================================  ===========================================

                                                                    Asia-    Pro Forma                   Asia-         Pro Forma
                                                    International  Pacific   Combined  International    Pacific        Combined
 Foreign Currency Options - 0.0%
 Put 250 French Franc                                          10                 10          400                               400
      December 96 18.00
 Put 250 German Mark                                           22                 22       14,988                            14,988
                                                                                        ----------      ---------       ------------
      December 96 67.00
 Total Foreign Currency Options                                                            15,388            --              15,388
                                                                                        ----------      ---------       ------------

                                                                Principal Amount                        Market Value
                                                    =================================    ===========================================

                                                                   Asia-    Pro Forma                                    Pro Forma
                                                    International  Pacific   Combined  International   Asia-Pacific       Combined
 Short-Term Investments - 22.3%
 Repurchase Agreement with State Street
   Bank & Trust Company,4.0%, dated 10/31/96,
   due 11/01/96, collateralized by U.S. Treasury
   Notes valued at $1,454,048.  Repurchase
   proceeds of $1,419,158 (Cost $ 1,419,000)                       $1,419,00                           1,419,000         1,419,000
 Repurchase Agreement with State Street
   Bank & Trust Company,4.0%, dated 10/31/96,
   due 11/01/96, collateralized by U.S. Treasury
   Notes valued at $2,084,656.  Repurchase             $2,042,000                        2,042,000                       2,042,000
   proceeds of $2,042,227. (Cost $2,042,000)
 U.S. Treasury Bills, 5.30%, 1/23/97                    3,000,000                        2,965,278                       2,965,278
 U.S. Treasury Bills, 5.06%, 2/20/97                    3,000,000                        2,953,750                       2,953,750
                                                                                       ------------   ------------     ------------
 Total Short-Term Investments (Cost $9,377,603)                                          7,961,028      1,419,000        9,380,028
                                                                                       ------------   ------------     ------------

 Total Investments (Cost $41,340,209 ) - 99.9%                                          23,845,639     18,170,765       42,016,403

 Other Assets & Liabilities, Net - 0.1%                                                     86,695        (33,107)          53,588

                                                                                       ============   ============     ============

 Total Net Assets - 100.0%                                                             $23,932,334    $18,137,658      $42,069,991
                                                                                       ============   ============     ============

 * non-income producing security

                                                    See Notes to Pro Forma Financial Statements.

                    The Tocqueville International Value Fund
                  Pro Forma Statement of Assets and Liabilities
                             As of October 31, 1996
                                   (unaudited)

                                                  International                      Pro Forma         Note   Pro Forma
                                                      Value       Asia - Pacific     Adjustments        Ref.   Combined
                                                 ==============   ================ ================= ========= ============
Assets
Investments, at value*                            23,845,639       18,170,765                                   42,016,404
Foreign currency**                                         0            2,528                                        2,528
Cash                                                     686              274                                          960
Receivable for investments sold                      150,511                0                                      150,511
Dividends, interest & other receivable                85,592           16,741                                      102,333
Other assets                                          16,409              119                                       16,528
                                                 ------------     ------------                                -------------
                                                  24,098,837       18,190,427                                   42,289,264
                                                 ------------     ------------                                -------------

Liabilities
Payable for investments purchased                     99,561                0                                       99,561
Accrued distribution fee                               4,995            3,915                                        8,910
Accrued expenses and other liabilities                61,947           48,854                                      110,801
                                                 ------------     ------------                                -------------
                                                                  ------------
                                                     166,503           52,769                                      219,272
                                                 ------------     ------------                                -------------
Net Assets                                        23,932,334       18,137,658                                   42,069,992
                                                 ============     ============                                =============

Net assets consisted of:
Paid in capital                                   20,962,113       19,588,802           (413,294)     3e        40,137,621
Undistributed net investment income                  242,163                0                                      242,163
Accumulated net realized gain (loss)               1,013,931         (413,294)           413,294      3e         1,013,931
Net unrealized appreciation (depreciation)         1,714,127       (1,037,850)                                     676,277
                                                 ------------     ------------                                -------------
                                                                                   ==============
       Net assets                                 23,932,334       18,137,658          1,442,932      3f        42,069,992
                                                 ============     ============     ==============             =============

Shares outstanding (unlimited shares of
     $0.01 par value authorized)                   1,903,992        1,997,849                                    3,346,924
Net asset value and redemption price per share         12.57             9.08                                        12.57
                                                 ============     ============     ==============             =============

*      Cost of investments                        22,131,708       19,208,501
**     Cost of foreign currency                            0            2,528

                                                                  See Notes to Pro Forma Financial Statements.

                    The Tocqueville International Value Fund
                        Pro Forma Statement of Operations
                           Year Ended October 31, 1996
                                   (unaudited)

                                                     International                          Pro Forma       Pro Forma
                                                        Value             Asia - Pacific    Adjustments       Combined
                                                     ==============       ==============    ==========    =============
                                                                                             (Note 3)
Investment Income:
Dividends*                                                421,555                176,468                     598,023
Interest                                                  151,909                 89,292                     241,201
                                                       -----------       ----------------   -----------   -----------
                                                          573,464                265,760                     839,224
                                                       -----------       ----------------   -----------   -----------
Expenses:
Investment adviser's fee                                  167,277                103,394                     270,671
Custodian and fund accounting                              78,690                 84,180       (52,500)      110,370
Transfer agent and shareholder services                    31,110                 31,110       (18,000)       44,220
Professional fees                                          49,825                 53,545       (18,000)       85,370
Distribution                                               41,820                 25,850                      67,670
Administration fee                                         25,092                 15,509                      40,601
Printing                                                    3,660                  3,660                       7,320
Registration                                               12,810                 12,810                      25,620
Trustee fee                                                 1,830                  1,830                       3,660
Fidelity bond                                               1,830                  1,830                       3,660
Amortization of organization costs                          5,375                  2,804                       8,179
Other                                                       3,660                  3,660                       7,320
                                                       -----------       ----------------   -----------   -----------
     Total expenses                                       422,979                340,182       (88,500)      674,661
         Less:  Fees waived                               (91,678)               (68,727)      (61,414)     (221,819)
                                                       -----------       ----------------   -----------   -----------
         Net expenses                                     331,301                271,455      (149,914)      452,842
                                                       -----------       ----------------   -----------   -----------
                                                                                                                   0
Net investment income (loss)                              242,163                 (5,695)      149,914       386,382
                                                       -----------       ----------------   -----------   -----------

Realized and Unrealized Gain (Loss):

         Net realized gain (loss):
            Investments                                 1,116,998                (61,664)                  1,055,334
            Foreign currency translation                 (111,649)               (27,035)                   (138,684)
         Net change in unrealized appreciation
            (depreciation)                              1,432,158               (996,841)                    435,317
                                                       -----------       ----------------   -----------   -----------

            Net gain(loss)                              2,437,507             (1,085,540)                  1,351,967
                                                       -----------       ----------------   -----------   -----------

Net Increase (decrease) in Net Assets
  Resulting from Operations                             2,679,670             (1,091,235)      149,914     1,738,349
                                                       ===========       ================   ===========   ===========

*    Net of Foreign Taxes Withheld                         73,945                 19,839

                                                     See Notes to Pro Forma Financial Statements.

1.    BASIS OF PRESENTATION

(a) The pro forma financial statements give effect to the proposed combination of The Tocqueville International Value Fund (TIVF) formerly The Tocqueville Europe Fund and The Tocqueville Asia-Pacific Fund (TAPF), pursuant to a Plan of Reorganization, under which all the assets of TAPF will be transferred to TIVF in exchange solely for TIVF shares and the assumption of all the liabilities of TAPF as of the "closing date".

The Reorganization will be accounted for as a tax free business combination. In accordance with the method of accounting for such combinations of investment companies, the historical cost basis of the investment securities acquired from TAPF will be carried forward to TIVF, and the statements of operations, changes in net assets and the financial highlights are not restated. The number of TIVF shares to be issued in the combination will be determined by dividing the value of the total net assets of TAPF on the closing date by the net asset value per share of TIVF.

(b) The pro forma statement of operations excludes by adjustment certain expenses which would have been eliminated upon the effectiveness of the proposed combination; and reflects adjustment for expense waiver and/or reimbursement provisions effective following the Reorganization. The pro forma statement of operations does not necessarily reflect the result of operations as they would have been had TIVF and TAPF constituted a singe entity during the 12 months ended October 31, 1996.

(c) The pro forma portfolio of investments, the pro forma statement of operations and the pro forma statement of assets and liabilities should be read in conjunction with the historical financial statements of TIVF and TAPF.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a) SECURITY VALUATION - Investments in securities, including foreign securities, traded on an exchange or quoted on the over-the-counter market are valued at the last sale price or, if no sale occurred during the day, at the mean between closing bid and asked prices, as last reported by a pricing service approved by the Trustees. When market quotations are not readily available, or when restricted securities or other assets are being valued, such assets are valued at fair value as determined in good faith by or under procedures established by the Trustees. Short-term investments are stated at cost which, together with accrued interest, approximates market value.

(b) FEDERAL INCOME TAX - It is the Trust's policy to comply with the provisions of the Internal Revenue Code ("Code") applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. It is also the Trust's intention to distribute amounts sufficient to avoid imposition of any excise tax under Section 4982 of the Code. Therefore, no federal income or excise tax provision is required.

(c) DEFERRED ORGANIZATION EXPENSES - Expenses incurred in connection with the organization of the TIVF are being amortized on a straight line basis over a five-year period from the Fund's commencement of operations.

(d) FOREIGN CURRENCY TRANSLATION - Investments and other assets and liabilities in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. The Tocqueville Asia-Pacific Fund and The Tocqueville International Value Fund are engaged in transactions in securities denominated in foreign currencies and, as a result, enter into foreign exchange contracts. The Tocqueville Asia-Pacific Fund and The Tocqueville International Value Fund are exposed to additional market risk as a result of changes in the value of the underlying currency in relation to the U.S. dollar. The value of the foreign currency contracts are "marked to market" on a daily basis, which reflects the changes in the market value of the contract at the close of each day's trading, resulting in daily unrealized gains and/or losses. When the contracts are closed, the Fund recognizes a realized gain or loss.

The Funds do not isolate that portion of results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, the differences between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at the end of the fiscal period, resulting from changes in the exchange rates.

(e) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(f) OTHER - Investment and shareowner transactions are recorded no later than the first business day after the trade date. Dividend income is recognized on the ex-dividend date or at the time the Fund becomes aware. Interest income is recognized on the accrual basis and market discount is accounted for on a straight-line basis from settlement date. The Trust uses the first-in, first-out method for determining realized gain or loss on investments sold for both financial reporting and federal tax purposes. Distributions to shareholders are recorded on the ex-dividend date. Expenses incurred by the Trust not specifically identified to a Fund are allocated on a basis relative to the size of each fund's daily net asset value. It is the trust's policy to take possession of securities as collateral under repurchase agreements and to determine on a daily basis that the value of such securities are sufficient to cover the value of the repurchase agreements.

3.  DETAILS OF PROFORMA ADJUSTMENTS

(a) CUSTODIAN AND FUND ACCOUNTING - Elimination of duplicative costs.

(b) TRANSFER AGENT AND SHAREHOLDER SERVICES - Elimination of duplicative costs.

(c) PROFESSIONAL FEES - Elimination of duplicative costs.

(d) FEES WAIVED - To reflect a pro forma expense ratio of 2% of average net assets, as provided in the Merger Agreement.

(e) ACCUMULATED NET REALIZED GAIN (LOSS) - To reclassify to capital paid in on issuance of TIVF shares in merger.

(f) SHARES OUTSTANDING - Shares issued in merger.

Part C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.


                              THE TOCQUEVILLE TRUST
                    THE TOCQUEVILLE INTERNATIONAL VALUE FUND

                                     PART C

Item 15.  Indemnification.

     Article VIII of the Registrant's Declaration of Trust provides as follows:

     The Trust shall indemnify each of its Trustees, officers (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest, as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification.

     Insofar as the conditional advancing of indemnification monies for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made only on the following conditions: (1) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement;
(ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds that amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


PART C.  OTHER INFORMATION

ITEM 16.      Exhibits
-------       --------

              EX-99.B1 (a)          Agreement and Declaration of Trust of Registrant.(1)

                       (b)          Amendment to the Agreement and Declaration of Trust of Registrant dated
                                    August 4, 1995.(5)

              EX-99.B2.             By-laws of Registrant.(1)

              EX-99.B3.             Inapplicable.

              EX-99.B4.             Plan of Reorganization and Liquidation.(7)

              EX-99.B5.             Inapplicable.

              EX-99.B6.(a)          Investment Advisory Agreement between Registrant on behalf of The
                                    Tocqueville Asia-Pacific Fund and Tocqueville Asset Management L.P.(5)

                       (b)          Investment Advisory Agreement between Registrant on behalf of The
                                    Tocqueville Europe Fund and The Tocqueville Asset Management L.P.(5)

              EX-99.B7.             Distribution Agreement between Registrant and Tocqueville Securities L.P.(5)

              EX-99.B8.             Inapplicable.

              EX-99.B9.(a)          Custodian Agreement between Registrant and Firstar Trust Company.(6)

                       (b)          Global Custody Tri-Party Agreement between The Chase Manhattan Bank,
                                    Firstar Trust and the Registrant on behalf of The Tocqueville Asia-Pacific
                                    Fund.(6)

                       (c)         Global Custody Tri-Party Agreement between The Chase Manhattan Bank,
                                    Firstar Trust and the Registrant on behalf of The Tocqueville International
                                    Value Fund.(6)




      EX-99.B10.   (a)      Rule 12b-1 Plan for the Class A shares of The Tocqueville Asia-Pacific
                            Fund, as amended.(5)

                   (b)      Rule 12b-1 Plan for the Class B shares of The Tocqueville Asia-Pacific
                            Fund.(5)

                   (c)      Rule 12b-1 Plan for the Class A shares of The Tocqueville Europe Fund.(5)

                   (d)      Rule 12b-1 Plan for the Class B shares of The Tocqueville Europe Fund.(5)


      EX-99.B11.   (a)      Opinion of Kramer, Levin, Naftalis & Frankel as to legality of securities being issued.(7)

                   (b)      Opinion of Peabody & Brown as to legality of shares being issued.(7)

      EX-99.B12.            Opinion of Kramer, Levin, Naftalis & Frankel as to tax consequences of the
                            Reorganization.(8)

      EX-99.B13.            Inapplicable.

      EX-99.B14             Consent of McGladrey & Pullen, LLP, independent accountants for the
                            Registrant.(7)

      EX-99.B15.            Inapplicable.

      EX-99.B16.            Inapplicable.

      EX-99.B17             (a)   The   Registrant's    declaration   to
                            declaration to register an indefinite number
                            of shares  pursuant  to Rule 24f-2 under the
                            Investment Company Act of 1940.(1)

                   (b)      Form of Proxy Card.(7)

                   (c)      Prospectus   and   Statement  of  Additional
                            Information   of   The   Tocqueville   Trust
                            relating  to The  Tocqueville  International
                            Value  Fund,   including  audited  financial
                            statements as of October 31, 1996.(6)

                   (d)      Prospectus   and   Statement  of  Additional
                            Information   of   The   Tocqueville   Trust
                            relating  to  The  Tocqueville  Asia-Pacific
                            Fund, including audited financial statements
                            as of October 31, 1996.(6)


-----------------

(1) Previously filed in the Fund's Registration Statement on September 15, 1986.
(2) Previously filed in Pre-Effective Amendment No. 1 on December 2, 1986.
(3) Previously filed in Post-Effective Amendment No. 4 on December 29, 1989.
(4) Previously filed in Post-Effective Amendment No. 13 on July 19, 1995.
(5) Previously filed in Post-Effective Amendment No. 14 on February 28, 1996.
(6) Previously filed in Post-Effective Amendment No. 16 on February 28, 1997.
(7) Filed herewith.
(8) To be filed by amendment.

ITEM 17.  Undertakings
--------  ------------
 (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

  (3) The undersigned Registrant undertakes to file, by post-effective amendment, which may be filed under Rule 485(b) under the 1933 Act, an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement on Form N-14 to be signed on its behalf in the City of New York, and State of New York on the 12th day of March, 1997.


                                    THE TOCQUEVILLE TRUST


                                    By: /s/ FRANCOIS D. SICART
                                        ------------------------------
                                        Francois D. Sicart
                                        Prinicpal Executive Officer


              As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 12th day of March, 1997:


Signatures                                     Title
----------                                     -----

/s/ FRANCOIS D. SICART                    Principal Executive Officer
-------------------------                 and Trustee
Francois D. Sicart


                                          Trustee
-------------------------
Bernard F. Combemale


/s/ JAMES B. FLAHERTY                     Trustee
-------------------------
James B. Flaherty


/s/ INGE HECKEL                           Trustee
-------------------------
Inge Heckel


/s/ ROBERT KLEINSCHMIDT                   President, Principal Operating
-------------------------                 Officer and Trustee
Robert Kleinschmidt


/s/ FRANCOIS LETACONNOUX                  Trustee
------------------------
Francois Letaconnoux


/s/Kieran Lyons                           Vice President and
------------------------                  Principal Financial Officer
Kieran Lyons

                                INDEX TO EXHIBITS



Exhibit Number    Exhibit
-------------     -------
99.B4             Plan of Reorganization and Liquidation.

99.B11(a)         Opinion of Kramer, Levin, Naftalis & Frankel as to legality of securities being issued.

99.B11(b)         Opinion of Peabody & Brown as to legality of shares being
                  issued.

99.B14 Consent of McGladrey & Pullen, LLP, independent accountants for the Registrant

99.B17(b)         Form of Proxy Card